                                                                       Exhibit 3

The Board of Directors
Exogen, Inc.
10 Constitution Avenue
Piscataway, NJ  08855

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of Exogen, Inc. ("Exogen") of the proposed cash consideration to be paid pursuant to an Agreement and Plan of Merger (the "Agreement"), among Smith & Nephew Acquisition, Inc. ("Purchaser"), a wholly owned subsidiary of Smith & Nephew, Inc., and Exogen. Pursuant to the Agreement, Purchaser would make a cash tender offer ("Tender Offer") for all of the outstanding Common Stock at a purchase price of $5.15 per share. Following completion of the Tender Offer, Purchaser would be merged into Exogen (the "Merger") and each outstanding share of Common Stock would be converted into the right to receive $5.15 in cash. The terms and conditions of the Tender Offer and Merger (collectively, the "Transaction") are more fully set forth in the Agreement.

U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We have acted as exclusive financial advisor to Exogen in connection with the Agreement and will receive a fee for our services which is contingent upon consummation of the Agreement. In addition, we will receive a separate fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Agreement. Exogen has also agreed to indemnify us against certain liabilities in connection with our services. We make a market in the Common Stock and provide research coverage for Exogen. We acted as co-manager of the initial public offering of the Common Stock on July 20, 1995. In the ordinary course of our business, we and our affiliates may actively trade securities of Exogen for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

Exogen, Inc.
July 25, 1999
Page 2


In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a draft copy of the Agreement and Plan of Merger dated July 25, 1999, (ii) certain financial, operating, business and other information relative to Exogen, (iii) certain internal financial information of Exogen on a stand-alone basis furnished by the management of Exogen, (iv) to the extent publicly available, the stock price premiums paid and financial terms of certain acquisition transactions involving companies operating in industries in which Exogen operates and operating performance and valuation analyses of selected public companies deemed comparable to Exogen, and
(v) certain publicly available market and securities data of Exogen. In addition, we had discussions with members of the management of Exogen concerning the financial condition, current operating results and business outlook for Exogen on a stand-alone basis.

We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by Exogen, or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. We have relied upon the assurances of the management of Exogen that the information provided to us by Exogen has been prepared on a reasonable basis, and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of Exogen, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

Exogen, Inc.
July 25, 1999
Page 3


This opinion is directed to the Board of Directors of Exogen and is not intended to be and does not constitute a recommendation to any shareholder. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transaction. This opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.


Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the $5.15 per share in cash proposed to be received in the Transaction by the stockholders of Exogen (other than Purchaser, Smith & Nephew and their affiliates) pursuant to such Agreement is fair, from a financial point of view, to such stockholders as of the date hereof.

Sincerely,


U.S. BANCORP PIPER JAFFRAY INC.